Exhibit (a)(1)(E)
March 9, 2009
MEMORANDUM TO U.S. EMPLOYEES
Dear Employees:
QVC is excited to announce that Liberty Media Corporation is offering you the opportunity to surrender all, but not less than all, of your existing underwater stock options with an exercise price greater than $7.00 per share for a new grant of options. This offer is designed to replace the lost value of grants made from 2006 to the present and give you an opportunity to participate in the long-term success of QVC.
In the exchange offer, Liberty will deliver two new options to purchase LINTA stock for every four outstanding and unexercised options to purchase LINTA stock submitted by you. The new option grant will be provided in two parts. Fifty percent of the grant will have an exercise price that is the closing sales price of LINTA stock on the business day after the exchange offer closes (currently expected to be April 6), and fifty percent will have an exercise price of $6.00. The new options will have a seven-year term and will vest semi-annually in equal amounts over four years from the date of grant. None of the new options will be vested on the day of grant.
Please note that this is only a summary of the exchange offer and we encourage you to read the other important documents enclosed in this mailing (including the Offer to Exchange), which contains important details regarding the exchange offer. This exchange offer ends at 11:59 p.m., Eastern Daylight Savings Time, on April 3, 2009 (unless Liberty extends the offer). If you wish to participate in the exchange offer, you must deliver to us by this date and time a properly completed election form as provided in the enclosed offer documents. If you do nothing, you will be making a decision not to participate in the exchange offer and you will retain your current options with their current terms and conditions.
QVC was built on the vision, innovative ideas, and commitment to excellence of our talented team. We look forward to your continued success and commitment to QVC in the coming years, and we are pleased to offer you this opportunity to share in our future success.
Sincerely,

Mike George
President & CEO
QVC Studio Park West Chester PA | 19380-4262 | 484.701.1000 | qvc.com